EXHIBIT 99.2

CRYPTOLOGIC LIMITED
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NON-AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2012

Pursuant to Canadian National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2012, have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the Company’s management.

The Company’s independent auditors have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)
(Unaudited)

	March 31, 2012	December 31, 2011
ASSETS
Deferred tax assets	$921	$961
Property, plant and equipment (note 5)	1,589	1,759
Intangible assets (note 6)	1,685	1,759
Total non-current assets	4,195	4,479
Cash and cash equivalents (note 7)	16,717	16,570
Security deposits (note 8)	639	619
User funds held on deposit	2,523	2,655
Trade and other receivables (note 9)	3,701	4,788
Current tax assets	293	364
Prepayments	5,911	6,327
Total current assets	29,784	31,323
Total assets	$33,979	$35,802
EQUITY
Share capital (note 10)	$35,011	$34,246
Share-based payment reserve (note 11)	5,702	5,606
Retained earnings	(18,945)	(16,821)
Total equity attributable to shareholders of CryptoLogic	21,768	23,031
Non-controlling interest (note 12)	668	1,507
Total equity	22,436	24,538
LIABILITIES
Deferred tax liabilities	6	3
Total non-current liabilities	6	3
Trade payables and accrued liabilities (note 13)	4,857	4,642
Provisions (note 23)	2,779	3,098
Income taxes payable	1,378	866
User funds held on deposit	2,523	2,655
Total current liabilities	11,537	11,261
Total liabilities	11,543	11,264
Total equity and liabilities	$33,979	$35,802

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands of US dollars, except per share data)
(Unaudited)

	For the three months ended March 31,
	2012	2011
Total revenue (note 14)	$5,323	$6,016
Expenses
Operating	4,991	4,688
General and administrative	2,237	1,396
Depreciation (note 5)	189	228
Amortization of intangible assets (note 6)	118	181
	7,535	6,493
Results from operating activities	(2,212)	(477)
Finance income	131	39
Finance costs	(10)	(10)
Net finance income/(costs) (note 16)	121	29
Profit/(loss) before income taxes	(2,091)	(448)
Income tax expense/(credit)	118	180
Profit/(loss) and total comprehensive income/(loss) for the period	$(2,209)	$(628)
Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	(2,124)	(587)
Non-controlling interests	(85)	(41)
Profit/(loss) and total comprehensive income/(loss) for the period	$(2,209)	$(628)
Earnings/(loss) per share (note 17)
Basic earnings/(loss) per share	$(0.16)	$(0.05)
Diluted earnings/(loss) per share	$(0.16)	$(0.05)

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of US dollars)
(Unaudited)

Attributable to shareholders of CryptoLogic
	Share capital	Share-based payment reserve	Retained earnings	Total	Non- controlling interest	Total equity

Balance, January 1, 2011	$34,129	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income/(loss) for the period
Profit or loss	–	–	(587)	(587)	(41)	(628)
Transactions with owners recorded directly in equity
Shares exchanged	6	–	–	6	(6)	–
Share-based payments	–	32	32	–	32
Balance, March 31, 2011	$34,135	$5,596	$(23,465)	$16,266	$1,179	$17,445
Balance, December 31, 2011	$34,246	$5,606	$(16,821)	$23,031	$1,507	$24,538
Total comprehensive income/(loss) for the period
Profit or loss	–	–	(2,124)	(2,124)	(85)	(2,209)
Transactions with owners recorded directly in equity
Shares exchanged	754	–	–	754	(754)	–
Share-based payments	–	96	–	96	–	96
Issue of ordinary shares in relation
to exercised employee share options	11	–	–	11	–	11
Balance, March 31, 2012	$35,011	$5,702	$(18,945)	$21,768	$668	$22,436

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2012	2011
Cash flows from/(used in):
Operating activities:
Profit/(loss) for the period	$(2,209)	$(628)
Adjustments for:
Depreciation	189	228
Amortization of intangible assets	118	181
Deferred tax	43	41
Interest received	(13)	(8)
Unrealized foreign exchange difference on cash and cash equivalents	(207)	(298)
Share-based payments	96	32
	(1,983)	(452)
Change in operating assets and liabilities:
Change in trade and other receivables	1,087	52
Change in prepayments	416	454
Change in trade payables and accrued liabilities	215	(947)
Change in provisions	(319)	1,007
Cash from/(used in) operating activities	(584)	114
Change in income taxes receivable/(payable)	583	3,867
Net cash from/(used in) operating activities	(1)	3,981
Investing activities:
Acquisition of property, plant and equipment	(19)	(54)
Acquisition of intangible assets	(44)	(9)
Interest received	13	8
Decrease/(increase) in security deposits	(20)	(296)
Net cash from/(used in) investing activities	(70)	(351)
Financing activities:
Issuance of shares in relation with
exercised employee share options	11	–
Net cash from/(used in) financing activities	11	–
Net increase/(decrease) in cash and cash equivalents	(60)	3,630
Cash and cash equivalents, beginning of period	16,570	10,584
Unrealized foreign exchange difference on cash and cash equivalents	207	298
Cash and cash equivalents, end of period	$16,717	$14,512

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

1.	Nature of operations

CryptoLogic Limited (“CryptoLogic”) is a company incorporated under the laws of Guernsey with its place of business in Dublin, Ireland and its registered office at 11 New Street, St. Peter Port, Guernsey, GY1 2PF. The head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing licensee, resulting in the Company becoming an online casino owner

CryptoLogic and its subsidiaries (collectively, the “Company”) is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet.  The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gambling operators and also operates the Company’s owns an online casino, (“InterCasino”). The Company’s online casino business (“Hosted Casino”) includes both the revenue from the company’s own online casino business as well revenue earned from third party licensee hosted casinos.  The Company also licenses individual games, generally with branded content, to licensed gambling operators (“Branded Games”).  The Company earns substantially all of its revenue from its online casino and the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators.  Substantially all of the Company’s revenue is earned in US dollars, British pounds and euro from licensees located outside of the United States.  The Company’s functional currency is the US dollar and, consequently, it measures and reports its results in US dollars.

2.	Significant accounting policies

	(a)	Statement of Compliance and Conversion to International Financial Reporting Standards

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies have been applied consistently by the Company.

	(b)	Basis of consolidation

(i) Business combinations

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Canadian GAAP.

(ii) Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with shareholders in their capacity as equity holders. Therefore no goodwill is recognized as a result of such transactions. Non-controlling interests, presented as part of equity, represent the portion of the Company’s profit or loss and net assets that are not held by the Company. The Company attributes total comprehensive income or loss between the shareholders of the parent and the non-controlling interests based on their respective ownership interests.

(iii) Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(iv)	Special purpose entities

A special purpose entity (“SPE”) is consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE. SPEs are considered to be controlled by the Company where the SPE is established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.

The Company has assessed its operations and relationships and concluded that there are no SPEs in respect of which the Company exercises the appropriate level of control.

(v)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Transactions in foreign currencies are translated into US dollars, the Company’s functional currency, at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)	Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within profit or loss.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

(ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Leased assets are depreciated over the shorter of the lease term and their useful lives.

Depreciation is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Leasehold improvements	Straight-line	Term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets

	(i)	Computer software and licenses

Costs that are directly associated with identifiable and unique computer software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets. Subsequently, computer software is carried at cost less any accumulated amortization and accumulated impairment losses.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the computer software. Costs associated with the maintenance of computer software programmes are recognized as an expense when incurred.

The cost related to the development of software is expensed as incurred unless such costs meet the criteria for capitalization under IFRS. The Company capitalizes certain computer software development costs incurred for products designed for internal use. Capitalized software development costs are included in intangible assets (see note 6).

Amortization commences when the computer software is available for use using the following methods and annual rates:

Asset	Basis	Rate
Computer software and licenses	Straight-line	3 - 5 years
Capitalized software development	Straight-line	7 years

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

(ii)	Other intangible assets

Other intangible assets consist of brand names, customer lists, domain names and gambling licenses acquired and have finite useful lives. Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. The carrying value of other intangible assets is reviewed if indications of impairment exist (see note 6). Other intangible assets are amortized over the useful lives of the respective assets using the following methods and annual rates:

Asset	Basis	Rate
Domain names	Straight-line	12 years
Gambling licenses	Straight-line	Term of license

Amortization of intangible assets is included in amortization of intangible assets and recognized as an expense in the condensed consolidated statements of comprehensive income/(loss).

(f)	Financial instruments

	(i)	Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 21). The fair value hierarchy has the following levels:

(a) Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b) Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and
(c) Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Financial assets and financial liabilities are classified in their entirety into only one of the three levels.

	(ii)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables, cash and cash equivalents and available-for-sale financial assets:

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash, restricted cash, security deposits and short-term investments with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 21) and foreign currency differences on available-for-sale equity instruments (see note 21), are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(iii)	Non-derivative financial liabilities

The Company initially recognizes all financial liabilities (including liabilities designated at fair value through profit or loss) on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: trade payables and accrued liabilities.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

	(iv)	Equity

Share capital represents the consideration received for shares that have been issued, since the shares have no par value.

Other components of equity include the following:

(a) Share-based payment reserve includes all employee share-based payment expense for all current and prior periods.
(b) Retained earnings includes all current and prior period retained profits and losses.

(g)	Impairment

(i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses allocated to goodwill are not reversed.

(h)	Leased assets and lease payments

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense over the term of the lease.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

(i)	Employee benefits

	(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

	(ii)	Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

	(iii)	Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as an expense in the condensed consolidated statements of comprehensive income/(loss), with a corresponding increase in share-based payments reserve, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service is expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that ultimately vest.

Fair value is determined by the Black-Scholes valuation model. The share option plan does not have any performance conditions other than continued service.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions, which are not expected to be discharged within 12 months of the statement of financial position date, are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

	(i)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined amount. The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 23). The provision is sufficient to cover the full amount of any required payout.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

	(ii)	Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

	(iii)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue recognition

The Company earns its revenue primarily from:

● hosting and services arrangements related to the design and operation of casino and poker sites on the internet;
● licensing individual games, generally with branded content, to licensed operators; and
● customizing its software for specific licensees.

Revenues from Hosted Casino licensees and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gambling transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gambling profits, net of certain shared expenses (e.g., promotion costs); Revenue from InterCasino are recognized on a daily basis, at the time of the gambling transactions In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

Revenue from the initial customization of the software graphics, sounds and text to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements. Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

Interest income is recognized on an accrual basis.

(l)	Royalties

The Company licenses various royalty rights from several owners of intellectual property rights. These rights are used to produce games for use in Hosted Casino and Branded Games. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements.

(m)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Finance costs comprise interest and bank charges and changes in the fair value of financial assets at fair value through profit or loss.

Foreign currency gains and losses are reported on a net basis.

(n)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share

Shares of CryptoLogic (“Ordinary Shares”) and exchangeable shares of CryptoLogic Exchange Corporation (“CEC”) (“Exchangeable Shares”) are participating securities and, accordingly, earnings per share is calculated using the two-class method. The two-class method determines earnings per share for Ordinary Shares and Exchangeable Shares according to dividends declared and participation rights in undistributed earnings which, in the case of the Company, are equal.

The Company uses the treasury stock method in computing diluted earnings per share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of share options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase Ordinary Shares at the average market price.

(p)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(q)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorisation of these condensed consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IFRS 9, Financial Instruments
In October 2010, the IASB issued IFRS 9.  IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2015.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10.  IFRS 10, which replaces the consolidation requirements of SIC-12, Consolidation-Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 11, Joint Arrangements
In May 2011, the IASB issued IFRS 11.  IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case).  The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12.  IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

IFRS 13, Fair Value Measurement
In May 2011, the IASB issued IFRS 13.  IFRS 13 replaces the fair value guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The standard completes the IASB’s project to converge fair value measurement in IFRS and United States generally accepted accounting principles.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 1, Presentation of Financial Statements
In June 2011, the IASB amended IAS 1.  This amendment retains the ‘one or two statement’ approach to presenting the statements of income and comprehensive income at the option of the entity and only revises the way other comprehensive income is presented.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 19, Employee Benefits
In June 2011, the IASB amended IAS 19.  This amendment eliminated the use of the ‘corridor’ approach and instead mandates all remeasurement impacts be recognized in other comprehensive income.  It also enhances the disclosure requirements, providing better information about characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 27, Separate Financial Statements
In May 2011, the IASB amended IAS 27.  This amendment removes the requirements for consolidated statements from IAS 27, and moves it to IFRS 10, Consolidated Financial Statements.  The amendment mandates that when a company prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9, Financial Instruments.  Finally, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures
In May 2011, the IASB amended IAS 28.  This amendment requires non-current assets held for sale and discontinued operations be measured using the equity method for any retained portion of an investment, until the portion is disposed of.  The amendment also disallows remeasurement of the cessation of significant influence and joint ventures when there is a gain to profit or loss.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

3.	Critical accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The areas requiring estimates and judgments that may potentially have a significant impact on the Company’s earnings and financial position include, but are not limited to, provision for jackpots, the estimate useful lives of property, plant and equipment and intangible assets, share-based payments, income taxes, the fair value of financial instruments, legal proceedings and contingent liabilities.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(a)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined amount. The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 23). The provision is sufficient to cover the full amount of any required payout.

(b)	Useful life of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness.

Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income/(loss) in specific periods.

(c)	Share-based payments

The Company has a share-based payment scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk-free interest rate, dividend yield, volatility factor of the expected market price of Ordinary Shares and the expected life of the options. All of the outstanding share options vested during the three months ended March 31, 2012 as a result of the offer for the Company from Amaya Gaming Group Inc.

(d)	Income taxes

The Company is subject to tax in multiple jurisdictions and judgment is required in determining the provision for income taxes. The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable profit in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the enactment or substantive enactment date.

(e)	Fair value of financial instruments

The Company determines the fair value of financial instruments that are not quoted using valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rates and estimates for future cash flows. In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately (see note 21).

(f)	Legal proceedings and contingent liabilities

The Company is involved in certain claims and litigation arising in the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and, where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management’s assessment of the likely outcome.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

4.	Changes in accounting estimates

	(a)	Royalties

The Company licenses various royalty rights from several owners of intellectual property rights. These rights are used to produce games for use in Hosted Casino and Branded Games. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as a reduction in revenue.

For the period ended March 31, 2012, amortization of $1,060 (2011: $853) was recorded as a reduction of revenue in the condensed consolidated statements of comprehensive income/(loss).

During the period ended March 31, 2012, the Company paid net royalties of $429 (2011: $1,059). The Company is committed to make further royalty payments of $150 (see note 19).

	(b)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined amount. The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 23). The provision is sufficient to cover the full amount of any required payout.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

5.	Property, plant and equipment

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance, January 1, 2011	$5,710	$1,126	$2,876	$9,712
Additions	42	22	10	74
Disposals	–	(4)	–	(4)
Balance, December 31, 2011	5,752	1,144	2,886	9,782
Additions	14	–	5	19
Disposals	–	–	–	–
Balance, March 31, 2012	$5,766	$1,144	$2,891	$9,801

Depreciation:
Balance, January 1, 2011	$(4,892)	$(754)	$(1,481)	$(7,127)
Charge for the period	(325)	(100)	(472)	(897)
Disposals	–	1	–	1
Balance, December 31, 2011	(5,217)	(853)	(1,953)	(8,023)
Charge for the period	(50)	(22)	(117)	(189)
Depreciation on disposals	–	–	–	–
Balance, March 31, 2012	$(5,267)	$(875)	$(2,070)	$(8,212)

Net book value:
Balance, March 31, 2012	$499	$269	$821	$1,589
Balance, December 31, 2011	$535	$291	$933	$1,759
Balance, January 1, 2011	$818	$372	$1,395	$2,585

During the three months ended March 31, 2012, there were no changes in the estimated useful lives of property, plant and equipment.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

6.	Intangible assets

	Computer software and licenses	Capitalized software development	Casino.co.uk	Gambling licenses	Total intangible assets
Cost:
Balance, January 1, 2011	$10,562	$1,900	$87	$–	$12,549
Additions	36	–	–	110	146
Balance, December 31, 2011	10,598	1,900	87	110	12,695
Additions	9	–	–	35	44
Reallocation	(26)			26	0
Balance, March 31, 2012	$10,581	$1,900	$87	$171	$12,739

Amortization:
Balance, January 1, 2011	$(10,153)	$(181)	$(5)	$–	$(10,339)
Charge for the period	(239)	(346)	(12)	–	(597)
Balance, December 31, 2011	(10,392)	(527)	(17)	–	(10,936)
Charge for the period	(22)	(86)	(3)	(7)	(118)
Balance, March 31, 2012	$(10,414)	$(613)	$(20)	$(7)	$(11,054)

Net book value:
Balance, March 31, 2012	$167	$1,287	$67	$164	$1,685
Balance, December 31, 2011	$206	$1,373	$70	$110	$1,759
Balance, January 1, 2011	$409	$1,719	$82	$–	$2,210

All intangible assets are considered to have finite lives.

7.	Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include the following:

	March 31, 2012	December 31, 2011
Cash at bank	$4,417	$5,770
Deposits	12,300	10,800
	$16,717	$16,570

8.	Security deposits

Security deposits are amounts held by the Company’s banks as collateral provided to payment processors that process deposits and credit card transactions. During the three months ended March 31, 2012, the Company increased its security deposits with one of its banks to provide additional cover for credit card and foreign exchange transactions.

9.	Trade and other receivables

	March 31, 2012	December 31, 2011
Trade receivables	$1,706	$2,453
Refundable VAT and other taxes	826	1,098
Other receivables	1,169	1,237
	$3,701	$4,788

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

All amounts are short-term. The net carrying value of trade and other receivables is considered a reasonable approximation of fair value. All of the Company’s trade and other receivables have been reviewed for indicators of impairment and no indicators of impairment were found to exist at the statement of financial position date.

10.	Share capital

	(a)	Shares authorized

Unlimited Ordinary Shares of no par value.

	(b)	Shares issued and fully paid

	Number of Ordinary Shares	Share capital (1)
Balance, January 1, 2011	12,879	$34,129
Exchangeable Shares exchanged (2)	92	117
Balance, December 31, 2011	12,971	$34,246
Exchangeable Shares exchanged (2)	437	754
Issue of ordinary shares in relation to exercised employee stock options	8	11
Balance, March 31, 2012	13,415	$35,011

(1)	Share capital represents the consideration received for shares that have been issued, since the shares have no par value.

(2)
CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which, through the Arrangement, as defined below, became an indirect wholly-owned subsidiary of CryptoLogic.  As consideration for the acquisition, CryptoLogic issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  All of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012.

As a result of the reorganization, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were issued.  Since June 1, 2007, 920,896 Exchangeable Shares have been exchanged, with the remaining Exchangeable Shares being reflected as non-controlling interest as at March 31, 2012.  All of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012.

11.	Employee remuneration and share option plan

	(a)	Employee benefits expense

Expenses recognized for employee benefits are as follows:

	For the three months ended March 31,
	2012	2011
Salaries and bonuses	$2,180	$2,283
Social security costs	219	189
Share-based payments	96	32
Pensions – defined contribution plans	29	28
	$2,524	$2,532

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

(b)	Share option plan

Under the share option plan, the Company may grant options to directors, officers and other key employees to purchase Ordinary Shares. All outstanding options of CryptoLogic Inc. as of the date of the Arrangement, as defined below, were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 Ordinary Shares may be issued. The exercise price of the options may not be less than the market value of the underlying Ordinary Shares on the date of grant. The Company generally grants share options with an exercise price at the closing price on the date of grant. There were 1,120,962 Ordinary Shares available to be issued under the share option plan as at March 31, 2012 (2011: 981,462). Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Historically, the Company granted options with an exercise price at the closing price on the Toronto Stock Exchange on the date of grant. Since the Ordinary Shares are now more actively traded on NASDAQ, the Company now grants options with an exercise price at the closing price on NASDAQ on the date of grant.

Details of share option transactions are as follows:

	Three months ended March 31, 2012			Year ended December 31, 2011
	Number of options	Weighted average exercise price of otpions	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Weighted average exercise price of options
		Cdn$	US$		Cdn$	US$
Options outstanding, beginning of period	39,250	$16.45		153,500	$20.63
Options outstanding, beginning of period	320,000		$1.48	70,000		$1.61
Granted	–		–	310,000		1.45
Expired	–	–		(46,500)	25.69
Forfeited	(13,250)	26.68		(67,750)	19.58
Forfeited	–		–	(60.000)		1.45
Exercised(2)	(295,000)		1.40	–		–
Options outstanding, end of period	26,000	$9.71		39,250	$16.45
Options outstanding, end of period	25,000		$2.48	320,000		$1.48
	51,000			359,250
Options exercisable, end of period	26,000	$9.71		25,250	$22.12
Options exercisable, end of period	25,000		$2.48	17,500		$1.61
	51,000			42,750

	Three months ended March 31, 2012			Year ended December 31, 2011
	Options outstanding			Options exercisable(1)
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Cdn$			Cdn$		Cdn$
$0.01 - $5.00	15,000	2.85	$3.23	15,000	$3.23
$5.01 - $20.00	11,000	0.62	18.56	11,000	18.56
	26,000	1.91	$9.71	26,000	$9.71

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

	Three months ended March 31, 2012			Year ended December 31, 2011
	Options outstanding			Options exercisable(1)
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
US$			US$		US$
$0.01 - $5.00	25,000	3.14	$2.48	25,000	$2.48
	25,000	3.14	$2.48	25,000	$2.48

(1)
As a result of the recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic, as described more fully in note 24, all outstanding share options became exercisable with effect from February 2012.

(2)
Of the 295,000 options exercised in the three months ended March 31, 2012, 287,500 of the options did not result in shares being issued as the options were sold to Amaya as part of the sale of Cryptologic.

The Company expenses the cost of all share option grants, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.3%	0.3%
Expected volatility	76%	76%
Expected life of options in years	3	3

The weighted average fair value of options granted during the three months ended March 31, 2012 was $nil (2011: $0.72).

Included in operating costs for the three months ended March 31, 2010 is the cost of share-based payments in the amount of $96 (2011: $32).

12.	Non-controlling interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which, through the Arrangement, became an indirect subsidiary of CryptoLogic. As part of the Arrangement, CryptoLogic issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The Exchangeable Shares were, as nearly as practicable, the economic equivalent of Ordinary Shares. These Exchangeable Shares participated equally in voting and dividends with the shareholders of CryptoLogic. All of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012.

As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after January 1, 2010; accordingly, the Arrangement has been accounted for using the continuity of interest method under Canadian GAAP, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.

These condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by Exchangeable Shareholders has been presented as non-controlling interest in these consolidated financial statements, as required under IFRS. As a result of the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were issued.

The Exchangeable Shares are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportionate amount of the Company’s shareholders’ equity is recorded separately as non-controlling interest on the consolidated statement of financial position and a similar proportionate share of the profit or loss associated with subsidiaries directly or indirectly owned by CEC is included in the condensed consolidated statements of comprehensive income/(loss) as non-controlling interest. In addition, dividends paid to Exchangeable Shareholders reduce non-controlling interest on the consolidated statement of financial position. For accounting purposes, when Exchangeable Shares are exchanged, the proportionate share of the non-controlling interest recorded on the consolidated statement of financial position is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of Exchangeable Shares outstanding. As at March 31, 2012, a total of 920,896 Exchangeable Shares have been exchanged for Ordinary Shares. All of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012.

13.	Trade payables and accrued liabilities

	March 31, 2012	December 31, 2011
Trade payables	$1,132	$533
Accrued liabilities	3,725	4,109
	$4,857	$4,642

The average credit period on purchases is one month. The fair values of trade payables and accrued liabilities due within one year approximate to their carrying amounts as presented above.

14.	Segment reporting

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gambling operators that allows licensees to provide online casino and poker games as well as licensees of Branded Games and considers these to be one operating and reporting segment.

The Company reviews performance by reference to group-wide reporting measures and the revenues derived from the following products:

● Hosted Casino
● Branded Games
● Poker
● Other

The Company licenses various royalty rights from several owners of intellectual property rights. These rights are used to produce games for use in Hosted Casino and Branded Games. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as a reduction in revenue.

The Company does not allocate operating expenses, general and administrative expenses, profit measures, assets and liabilities to individual product groupings. Accordingly the disclosures below are provided on a group-wide basis:

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Revenue by product:

For the three months ended March 31,	2012	2011
Hosted Casino	$4,986	$5,219
Branded Games	1,417	1,489
Poker	175	253
Other	34	103
Revenue before amortization	6,612	7,064
Amortization of royalties	(1,060)	(853)
Amortization of games	(239)	(195)
	$5,323	$6,016

For the three months ended March 31, 2012, InterCasino constituted $4,903 of revenue before amortization (Q1 2011: $4,997).

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gambling license of the licensee. This may not reflect the region of the end users of the Company’s licensees.

Geographical analysis of revenue before amortization:

	For the three months ended March 31,
	2012	2011
Malta	$5,526	$5,493
Gibraltar	780	1,153
Alderney	267	363
Rest of the World	39	55
	$6,612	$7,064

Geographical analysis of capital assets:

Net book value	March 31, 2011	December 31, 2011
Ireland	$869	$999
Malta	499	523
Canada	166	178
United Kingdom	55	59
	$1,589	$1,759

15.	Security deposits

During the three months ended March 31, 2012, the Company made total reorganization payments of $nil (2011: $54), consisting of $nil (2011: $54) of employee severance.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

16.	Finance income and costs

	For the three months ended March 31,
	2012	2011
Interest income	$13	$8
Net foreign exchange transaction gains	118	31
Finance income	131	39
Finance charges	(10)	(10)
Net foreign exchange transaction losses	–	–
Finance costs	(10)	(10)
Net finance income/(costs)	$121	$29

Included in net foreign exchange transaction gains above is a gain from foreign exchange differences on loans and receivables of $73 (Q1 2011: $182).

17.	Earnings/(loss) per share

Earnings/(loss) per share is calculated using the two-class method, whereby Ordinary Shares and the fully-participating Exchangeable Shares are used to determine the weighted average number of shares outstanding for both basic and diluted earnings/(loss) per share.

The earnings/(loss) attributable to the shares in calculating the basic and diluted earnings/(loss) per share is as follows:

	For the three months ended March 31,
	2012	2011
Earnings/(loss) attributable to Ordinary Shares	$(2,124)	$(587)
Earnings/(loss) attributable to Exchangeable Shares	(85)	(41)
Earnings/(loss) before non-controlling interest	$(2,209)	$(628)

The denominator used in calculating basic and diluted earnings/(loss) per share is calculated as follows:

	For the three months ended March 31,
All share amounts below are in thousands of shares	2012	2011
Weighted average number of Ordinary Shares outstanding – basic	13,032	12,844
Add weighted average impact of Exchangeable Shares	791	936
Total weighted average number of shares outstanding – basic	13,823	13,820
Add dilutive share options	–	–
Total weighted average number of shares outstanding – diluted	13,823	13,820

Basic and diluted earnings/(loss) per share is as follows:

	For the three months ended March 31,
	2012	2011
Earnings/(loss) per share:
Basic	$(0.16)	$(0.05)
Diluted	$(0.16)	$(0.05)

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

For the three month period ended March 31, 2012 and March 31, 2011, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of shares of ordinary stock outstanding during the period. Potentially dilutive securities for the three months ended March 31, 2012 and March 31, 2011 have been excluded, as they would be anti-dilutive due to the recorded loss.

18.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. CryptoLogic is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At March 31, 2012, the Company had total equity of $22,436 (December 31, 2011: $24,538).

The Company offers share options to key employees and directors. At March 31, 2012, employees and directors held options to purchase 51,000 Ordinary Shares.

CryptoLogic has not declared a dividend in the year. CryptoLogic does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during the three months ended March 31, 2012. Neither CryptoLogic, nor any of its subsidiaries, is subject to externally imposed capital requirements.

19.	Commitments

The Company has operating lease agreements for premises expiring at various periods up to May 2020. The future minimum annual rentals on the operating leases are as follows:

Nine months ending 31 December, 2012	$867
2013	849
2014	532
2015	365
2016	128
Thereafter	436
$3,177

Lease expense during the three months ending 31 March, 2012 amounted to $377 (Q1 2011: $328). The following table sets forth the Company’s principal leased properties:

Location	Principal use	Area sq. ft	Remaining lease term
Msida, Malta	Marketing and customer support	7,500	8 years 2 months
Toronto, Canada	Research and development	10,225	3 years 4 months
Dublin, Ireland	Head office	5,400	1 year
Dublin, Ireland	Head office	1,440	1 year
London, England	Marketing support	4,880	1 year 6 months

The Company has guaranteed minimum payments and purchase commitments for certain royalty rights up to 2013 as follows:

Nine months ending 31 December, 2012	$50
2013	100
$150

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

20.	Related party transactions

Transactions with key management personnel

There were no related party transaction in the three months ended March 31, 2012 and 2011 other than those with key management personnel which are detailed as follows.

Key management personnel compensation includes the following expenses:

	For the three months ended March 31,
	2012	2011
Short-term employee benefits:
Salaries and bonuses	$200	$196
Independent directors’ fees	44	31
Share-based payments	30	9
Social security costs	23	22
Car allowances	6	6
	303	264
Post-employment benefits:
Pensions - defined contribution plans	14	13
	317	277

21.	Financial instruments

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts at the reporting date.

The nominal value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash, restricted cash and short-term investments with original maturities of three months or less.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Trade payables and accrued liabilities

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

22.	Financial risk management

	(a)	Risk analysis

Expenses recognized for employee benefits are as follows:

The Company is exposed to risk through interest rate risk, credit risk, liquidity risk, and currency risk arising from the financial instruments held.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

	(b)	Interest rate risk

Interest rate risk, a market risk, is the risk that the value of financial instruments will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days. The Company has no interest-bearing debt. The Company’s management monitors the interest rate fluctuations on a continuous basis and acts accordingly.

At the reporting date, the interest rate profile of interest-bearing financial instruments was:

	March 31, 2012	December 31, 2011
Variable rate instruments:
Financial assets	$19,879	$19,844

The weighted average effective interest rate on its variable rate instruments as at March 31, 2012 was 0.19% (December 31, 2011: 0.17%).

Sensitivity analysis

For the three months ended March 31, 2012, an increase of 100 basis points in interest rates would have increased profit by $50 (Q1 2011: $33). This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. For an equivalent decrease, there would be an equal and opposite impact on the profit/(loss) and total comprehensive income/(loss).

(c)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Company has no significant

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

concentration of credit risk. The Company has policies in place to ensure that sales are made to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables. Cash balances are held with high credit quality financial institutions and the Company has policies to limit the amount of credit exposure to any financial institution.

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Company has no significant concentration of credit risk. The Company has policies in place to ensure that sales are made to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables. Cash balances are held with high credit quality financial institutions and the Company has policies to limit the amount of credit exposure to any financial institution.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The Company holds investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

(d)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities do not match. An unmatched position potentially can increase the risk of losses. The Company has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

The following tables detail the Company’s remaining contractual maturity for its financial assets and liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company expects payment or can be required to pay.  The table includes both interest and principal cash flows.

	Carrying amounts	Contractual cash flows	Receivable /(payable) less than 6 months	Receivable /(payable) 6-12 months	Receivable /(payable) 1-2 years	Receivable /(payable) 2-5 years	Receivable /(payable) more than 5 years
Assets, March 31, 2012
Cash and cash equivalents	$16,717	$16,717	$16,717	$–	$–	$–	$–
User funds held on deposit	2,523	2,523	2,523	–	–	–	–
Trade and other receivables	3,701	3,701	3,701	–	–	–	–
	$22,941	$22,941	$22,941	$–	$–	$–	$–
Liabilities, March 31, 2012
Trade payables and accrued liabilities	$(4,857)	$(4,857)	$(4,857)	$–	$–	$–	$–
Provisions	(2,779)	(2,779)	(2,779)	–	–	–	–
Income taxes payable	(1,378)	(1,378)	(1,378)	–	–	–	–
User funds held on deposit	(2,523)	(2,523)	(2,523)	–	–	–	–
	$(11,537)	$(11,537)	$(11,537)	$–	$–	$–	$–
Net liquidity risk	$11,404	$11,404	$11,404	$–	$–	$–	$–
Assets, December 31, 2011
Cash and cash equivalents	$16,570	$16,570	$16,570	$–	$–	$–	$–
User funds held on deposit	2,655	2,655	2,655	–	–	–	–
Trade and other receivables	4,788	4,788	4,788	–	–	–	–
	$24,013	$24,013	$24,013	$–	$–	$–	$–
Liabilities, December 31, 2011
Trade payables and accrued liabilities	$(4,642)	$(4,642)	$(4,642)	$–	$–	$–	$–
Provisions	(3,098)	(3,098)	(3,098)	–	–	–	–
Income taxes payable	(866)	(866)	(866)	–	–	–	–
User funds held on deposit	(2,655)	(2,655)	(2,655)	–	–	–	–
	$(11,261)	$(11,261)	$(11,261)	$–	$–	$–	$–
Net liquidity risk	$12,752	$12,752	$12,752	$–	$–	$–	$–

(e)	Currency risk

Currency risk, a market risk, is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency of the Company. The Company is exposed to currency risk arising from various currency exposures primarily with respect to the British pound, euro and Canadian dollar. The Company’s management monitors the foreign exchange rate fluctuations on a continuous basis and acts accordingly.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

At March 31, 2012, the Company’s net financial position exposure to currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents, security deposits and user funds held on deposit	$14,576	$1,523	$3,351	$420	$19,879
Trade and other receivables	1,223	1,388	778	312	3,701
Trade payables and accrued liabilities	(3,015)	(875)	(58)	(909)	(4,857)
Provisions	–	–	(2,779)	–	(2,779)
Income taxes receivable and payable	–	(48)	(26)	(1,011)	(1,085)
User funds held on deposit	(1,059)	(1,099)	(365)	–	(2,523)
Net financial position exposure	$11,725	$898	$901	$(1,188)	$12,336

The Company’s revenue and expense exposure for revenue before amortization of royalties and games and expenses including amortization of royalties and games denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue:
Three months ended March 31, 2012	$2,568	$2,020	$2,012	$12	$–	$6,612
Three months ended March 31, 2011	$1,659	$2,734	$2,653	$–	$18	$7,064
Expenses:
Three months ended March 31, 2012	$2,406	$3,117	$1,550	$1,751	$–	$8,824
Three months ended March 31, 2011	$1,413	$3,056	$1,664	$1,344	$64	$7,541

Sensitivity analysis

Net financial position exposure:

A 10% strengthening of the US dollar against other currencies at March 31, 2012 would have decreased profit by approximately $61 (Q1 2011: decreased loss by $342). This analysis assumes that all other variables remain constant and represents the Company’s gross financial position exposure at March 31, 2012. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Net revenue exposure:

A 10% strengthening on average of the US dollar against other currencies for the three months ended March 31, 2012 would have decreased revenue, and correspondingly decreased profit, by approximately $404 (Q1 2011: $541). This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense exposure:

A 10% strengthening of the US dollar against other currencies for the three months ended March 31, 2012 would have decreased expenses, and correspondingly increased profit, by approximately $642 (2010: $613). This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Foreign exchange:

For the three months ended March 31, 2012, the Company recognized a total foreign exchange gain of $118 (Q1 2011: $31). Foreign exchange gains and losses recognized in the period are recorded in net finance costs in profit or loss.

23.	Provisions

The provision in the statement of financial position is for the provision for jackpots. The carrying amounts and the movements in the provision are as follows:

Provision for jackpots
Balance, January 1, 2012	$3,098
Additional provisions	223
Amounts utilized	(542)
Balance, March 31, 2012	2,779

Several of the Company’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined amount. The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions. The provision is sufficient to cover the full amount of any required payout.

The fair value of provisions potentially due within one year approximates to their carrying amounts as presented above.

24.	Subsequent events

In February 2011, CryptoLogic appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction. On 2 February, 2012, the boards of Amaya Gaming Group Inc. ("Amaya") and CryptoLogic announced the terms of a recommended cash offer (the "Offer") to be made by Amaya to acquire the entire issued and to be issued ordinary share capital of CryptoLogic ("CryptoLogic Shares") at a price of $2.535 per Ordinary Share, a premium of approximately 110% to the closing price of $1.21 per Ordinary Share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

On March 29, 2012, Amaya announced that the Offer had become wholly unconditional. On May 2, 2012, Amaya announced that it received acceptances giving Amaya control over 12,188,883 CryptoLogic Shares, representing approximately 88.15% of the issued share capital of CryptoLogic and that the Offer was further extended until 3.00 p.m. London time (10.00 a.m. Ontario time) on 16 May 2012, unless otherwise extended.

On April 3, 2012, CryptoLogic announced that Simon Creedy Smith and James Wallace had offered their resignations to the board of directors. These were accepted with immediate effect. The remaining two non-executive Directors, Thomas Byrne and David Gavagan, remain as members of the board of directors. Two additional Directors, David Baazov, as an executive director, and Divyesh Gadhia, as a non-executive director, have been named as new Directors of CryptoLogic.

CRYPTOLOGIC LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Three months ended March 31, 2012

Also on April 3, 2012, David Gavagan stepped down as Chairman and Interim Chief Executive Officer of CryptoLogic and Huw Spiers stepped down as Group Head of Operations and Chief Financial Officer of CryptoLogic. David Baazov, currently President, Chief Executive Officer, Secretary, Treasurer and Director of Amaya, assumed the role of Chief Executive Officer of CryptoLogic and Daniel Sebag, currently Chief Financial Officer and Director of Amaya, assumed the role of Chief Financial Officer of CryptoLogic.

In connection with the offer, Amaya has announced that, if permitted by applicable law, it intends to procure the making of applications by the Company for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, the Toronto Stock Exchange and Nasdaq, and the filing of the Form 15F with the SEC to request that its reporting obligations under the US Exchange Act are terminated. On April 2, 2012, the Company announced that it intended to apply for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, and on May 3 2012, the Financial Services Authority announced that the listing of the CryptoLogic Shares on the London Stock Exchange had been canceled.

Amaya has also announced that if permitted by applicable law, and at the appropriate time, it will acquire all CryptoLogic Shares for which it has not received acceptances, pursuant to a compulsory acquisition procedure.